Filed pursuant to Rule 424(b)(3)
                                                 Registration No. 333-65578

PROSPECTUS SUPPLEMENT NO. 6
(To Prospectus dated August 27, 2001)

                               $1,000,000,000
                            CENDANT CORPORATION
                          Zero-Coupon Convertible
                Debentures due 2021 and shares of CD common
                   stock issuable upon conversion of the
                                 debentures

                              ---------------

                      Sticker Supplement to Prospectus

         This prospectus supplement supplements the prospectus dated August 27, 2001 of Cendant Corporation, as supplemented on October 2, 2001, November 13, 2001, January 8, 2002, February 20, 2002 and April 4, 2002, relating to the sale by certain of our securityholders (including their pledges, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests) of up to $1,000,000,000 aggregate principal amount at maturity of debentures and the shares of CD common stock issuable upon conversion of the debentures. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

         On May 1, 2002, we and The Bank of New York, as trustee, entered into a first supplemental indenture under the indenture, dated as of May 4, 2001, between us and the trustee, pursuant to which the debentures were issued, to amend the terms of the debentures to add cash interest payments of 3% per annum beginning May 5, 2002 through and including May 4, 2003 and to permit holders to require us to repurchase the debentures on May 4, 2003. We will pay the cash interest semi-annually on November 4, 2002 and May 5, 2003 to holders of record at the close of business on October 4, 2002 and April 4, 2002, respectively. Holders of the debentures may require us to repurchase all or any part of such holder's debentures of May 4, 2003, 2004, 2006, 2008, 2011 and 2016 at a repurchase price equal to the sum of the issue price of the debentures and the accrued and unpaid interest, including any accrued and unpaid cash interest, as of such date.

         The following discussion updates certain information in the section of the prospectus entitled "Certain United States Federal Income Tax Consequences." Except as set forth below, the United States federal income tax consequences to a holder of debentures of the amendment to the terms of the debentures do not differ from those set forth in the prospectus.

Certain United States Federal Income Tax Consequences

         This discussion describes certain United States federal income tax consequences to holders of debentures of the amendment to the terms of the debentures. It applies only to holders that hold their debentures as capital assets for United States federal income tax purposes at the effective time of the amendment. This section does not apply to holders that are members of a class of holders subject to special rules, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, life insurance companies, tax-exempt organizations, persons treated as partnerships for United States federal income tax purposes, persons that hold debentures that are a hedge or that are hedged against interest rate risks, persons that hold debentures as part of a straddle or conversion transaction for United States federal income tax purposes and persons whose functional currency for United States federal income tax purposes is not the U.S. dollar. If a partnership holds the debentures, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds debentures should consult its tax advisor. In addition, the summary below does not address all of the tax consequences, such as state, local and foreign tax consequences, that may be relevant to holders of the debentures.

         This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed Treasury Regulations, published rulings and court decisions as currently in effect, all of which are subject to change and differing interpretations, possibly on a retroactive basis.

         No statutory, administrative or judicial authority directly addresses the treatment of the amendment to the terms of the debentures for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (the "IRS") with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

         We urge holders of the debentures to consult their tax advisors with respect to the tax consequences to them of the amendment to the terms of the debentures in light of their particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Consequences of the Amendment

         We believe that the amendment to the terms of the debentures will be treated as an exchange of the debentures (the "Old Debentures") for new debentures (the "New Debentures") that qualifies as a reorganization within the meaning of Section 368(a)(1)(E) of the Code. The remainder of this discussion assumes that the amendment will be treated as such. Accordingly, a holder of Old Debentures will not recognize gain or loss as a result of the amendment. A holder's tax basis in the New Debentures will equal the holder's adjusted tax basis in the Old Debentures, and a holder's holding period in the New Debentures will include the holder's holding period in the Old Debentures.

Classification of the New Debentures

         Pursuant to the terms of the indenture, each holder of the debentures has agreed, for United States federal income tax purposes, to treat the New Debentures as indebtedness for United States federal income tax purposes subject to the Treasury Regulations that govern contingent payment debt instruments and to be bound by our application of those regulations to the New Debentures, including our determination of the rate at which interest will be deemed to accrue on the New Debentures for United States federal income tax purposes. The remainder of this discussion assumes that the New Debentures will be treated in accordance with that agreement and our determinations. However, the proper application of the Treasury Regulations that govern contingent payment debt instruments to a holder of New Debentures is uncertain in a number of respects, and no assurance can be given that the IRS will not assert that the New Debentures should be treated differently or that such an assertion would not prevail. Such treatment could affect the amount, timing and character of income, gain or loss in respect of the New Debentures. In particular, it might be determined that a holder should have accrued interest income at a lower rate, should not have recognized income or gain upon a conversion, and should have recognized capital gain upon a taxable disposition of its New Debentures.

Interest Accruals

         Provided that a substantial amount of the New Debentures are traded on an established market, as defined in the relevant Treasury Regulations, as we expect to be the case, the issue price of the New Debentures will be the fair market value of the New Debentures on the effective date of the amendment. Pursuant to the contingent payment debt regulations, a holder of New Debentures will not recognize income as a result of the receipt of the cash interest payments referred to above. For purposes of calculating original issue discount on the New Debentures, we have determined that the comparable yield will be 9.2% compounded semi-annually. Our determination of the projected payment schedule for the New Debentures may be obtained by submitting a written request for it to us at the address set forth in the indenture.

         A holder whose tax basis in the New Debentures differs from the issue price of the New Debentures must reasonably allocate any difference between the issue price and the holder's tax basis in the New Debentures to daily portions of interest or projected payments over the term of the New Debentures. If a holder's tax basis in the New Debentures is greater than the issue price of the New Debentures, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a "negative adjustment" on the day the daily portion accrues or the payment is made, respectively. If a holder's tax basis in the New Debentures is less than the issue price of the New Debentures, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a "positive adjustment" on the day the daily portion accrues or the payment is made, respectively. Any such negative or positive adjustment will decrease or increase, respectively, the holder's adjusted tax basis in the New Debentures. Any Forms 1099-OID received by holders will not reflect the effect of any such positive or negative adjustments.

         Because the proper federal income tax treatment of the amendment to the terms of the debentures is uncertain in a number of respects, holders of debentures should consult their tax advisors regarding the United States federal, state, local and foreign tax consequences of the amendment to the terms of the debentures.

         Investing in the debentures or shares of CD common stock involves risks that are described in the "Risk Factors" section beginning on page 10 of the prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

         This sticker is part of the prospectus and must accompany the prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.

          The date of this prospectus supplement is May 17, 2002.